NSAR ITEM 77C

Van Kampen American Capital High Income Trust (VIT)


(a)  An Annual Meeting of Shareholders was held on June 28,1997.

(b) The election of Trustees of Van Kampen American Capital High Income Trust (the "Trust") included:

     Rod Dammeyer and Wayne W. Whalen

(c)  The following were voted on at the meeting:

     (1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

          For  11,410,374            Against     251,060

     (4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP as Independent Public Accountants for its Current Fiscal Year.

          For  11,661,580            Against   111,304